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                              November 4, 2020

       Evan Sotiriou
       Head of Portfolio Operations
       Healthcare Assurance Acquisition Corp.
       20 University Road
       Cambridge, MA 02138

                                                        Re: Healthcare
Assurance Acquisition Corp.
                                                            Form S-1 filed
October 26, 2020
                                                            File No. 333-249667

       Dear Mr. Sotiriou :

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment or your amended registration statement, we may have additional comments.

       Form S-1 filed on October 26, 2020

       About the SAIL (Stakeholder Aligned Initial Listing), page i

   1. We note your example on page iii of a 20% Total Return results in founders shares converting into
1,666,667 Class A shares. Please revise this disclosure to clarify, if true, that this example
assumes a Closing Share Count of the 50,000,000 shares from the initial public offering and no
PIPE Securities. Further, please tell us what consideration you gave to providing an
additional example that is consistent with the assumption that the
                                                        Closing Share Count is
100,000,000, as you have assumed in your example on page 124, or a cross reference to
the more detailed sample calculations in    Description of Securities
                                                            Alignment Shares.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for
 Evan Sotiriou
Healthcare Assurance Acquisition Corp.
November 4, 2020
Page 2

acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameEvan Sotiriou                     Sincerely,
Comapany NameHealthcare Assurance Acquisition Corp.
                                                    Division of Corporation
Finance
November 4, 2020 Page 2                             Office of Real Estate &
Construction
FirstName LastName